EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

March/April 2023

Item 3 News Releases

News releases dated March 22, March 29, April 20 and April 25, 2023.

Item 4 Summary of Material Change

During March 2023, the Company announced that the following articles were published about its lead candidate, BETR-001 (2-bromo-LSD):

•	An article titled “Study hints at the promise of non-hallucinogenic LSD for treating mood disorders” was published on March 17, 2023 by Medical Xpress.

•	An article titled “Non-hallucinogenic LSD derivative reduces depression symptoms in preclinical studies” was published by Drug Discovery & Development on March 22, 2023.

Both articles described and added further comments to the positive data and extensive pharmacological characterization of BETR-001 performed by the Company in collaboration with several leading scientists in this field: Dr. Adam L. Halberstadt (University of California San Diego, USA), Dr. Argel Aguilar-Valles (Carleton University, Canada), and Dr. John D. McCorvy (Medical College of Wisconsin, USA). The full data were published recently in the peer-reviewed journal Cell Report.

During April 2023, the Company announced that Dr. Ahmad Doroudian, Chief Executive Officer, and Dr. Hooshmand Sheshbaradaran, Chief Operating Officer, will present at the Bloom Burton Healthcare Investor Conference on April 26, 2023 in Toronto, Ontario, Canada.  This is Canada’s marquee healthcare industry event where publicly-traded and private companies are invited to attend the conference, present to prospective investors and conduct key meetings.

The Company’s scientific collaborators, Drs. Vern Lewis and Argel Aguilar-Valles from Carleton University’s Department of Neuroscience in Ottawa, Canada, will also present at the Society of Biological Psychiatry (“SOBP”) Conference, being held April 27-29, 2023 in San Diego, California, USA, on the anti-depressant and anti-anxiety activity of BETR-001.

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Item 5 Full Description of Material Change

Refer to Item 4 and the news releases in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

April 25, 2023

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SCHEDULE “A”

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Promise of BetterLife’s Non-hallucinogenic LSD (BETR-001) For Treating Mood Disorders Highlighted in Medical Xpress Article

VANCOUVER, British Columbia, March 22, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that, in its March 17, 2023 issue, Medical Xpress, has published an article titled “Study hints at the promise of non-hallucinogenic LSD for treating mood disorders,” which is based on BetterLife’s lead candidate BETR-001 (2-bromo-LSD).

The Medical Xpress article describes and adds further comments to the positive data and extensive pharmacological characterization of BETR-001 performed by BetterLife in collaboration with several leading scientists in this field: Dr. Adam L. Halberstadt (University of California San Diego, USA), Dr. Argel Aguilar-Valles (Carleton University, Canada), and Dr. John D. McCorvy (Medical College of Wisconsin, USA). The full data were published recently in the peer-reviewed journal Cell Report.

Ahmad Doroudian, CEO of BetterLife said, “As highlighted in this article, BetterLife’s proprietary BETR-001 (patent pending) has significant therapeutic potential in neuro-psychiatric disorders. Importantly, BETR-001 has an improved safety profile compared with LSD.”  He added, “We are pleased to be doing this work in collaboration with leading scientists in the field and are progressing rapidly with our BETR-001 IND-enabling studies. BETR-001 human clinical trials are projected to start following the completion of the IND-enabling studies.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

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For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife’s Non-hallucinogenic LSD (BETR-001) For Treating Mood Disorders Highlighted in Drug Discovery & Development Article

VANCOUVER, British Columbia, March 29, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that, an article titled “Non-hallucinogenic LSD derivative reduces depression symptoms in preclinical studies,” based on BetterLife’s lead candidate BETR-001 (2-bromo-LSD) was published by Drug Discovery & Development on March 22, 2023.

The Drug Discovery & Development article describes and adds further comments to the positive data and extensive pharmacological characterization of BETR-001 which were published recently in the peer-reviewed journal Cell Reports. These studies were performed by BetterLife in collaboration with several leading scientists in this field: Dr. Adam L. Halberstadt (University of California San Diego, USA), Dr. Argel Aguilar-Valles (Carleton University, Canada), and Dr. John D. McCorvy (Medical College of Wisconsin, USA).

Ahmad Doroudian, CEO of BetterLife said, “As highlighted in this article, BetterLife’s proprietary BETR-001 (patent pending) has significant therapeutic potential in neuro-psychiatric disorders. Importantly, BETR-001 has an improved safety profile compared with LSD.”  He added, “We are progressing with our BETR-001 IND-enabling studies and project to begin BETR-001 human clinical trials following the completion of the IND-enabling studies.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife To Present at the 2023 Bloom Burton & Co. Healthcare Investor Conference

VANCOUVER, British Columbia, April 20, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that Dr. Ahmad Doroudian, Chief Executive Officer, and Dr. Hooshmand Sheshbaradaran, Chief Operating Officer, will present at the upcoming Bloom Burton Healthcare Investor Conference on Wednesday April 26, 2023 in Toronto, Ontario, Canada.

This is Canada’s marquee healthcare industry event where leading-edge and foremost publicly-traded companies, as well as promising private companies, are invited to attend the conference, present to prospective investors and conduct key meetings.  Investors from all over the world will get a chance to hear presentations and have one-on-one meetings.

Further information and registration can be found on the following link: Bloom Burton.

About the Conference

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector.  Attendees will have an opportunity to obtain corporate updates from premier Canadian publicly-traded and private companies through presentations and private meetings.

About Bloom Burton & Co.

Bloom Burton & Co. is a firm dedicated to accelerating returns in the healthcare sector for both investors and companies. Bloom Burton has an experienced team of medical, scientific, industry and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, as well as advisory on direct investing, company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife To Present BETR-001 Preclinical Data at the 2023 Annual Meeting of the Society of Biological Psychiatry (SOBP) in San Diego, California

VANCOUVER, British Columbia, April 25, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that its scientific collaborators, Drs. Vern Lewis and Argel Aguilar-Valles from Carleton University’s Department of Neuroscience in Ottawa, Canada, will present on the anti-depressant and anti-anxiety activity of BetterLife’s 2-bromo-LSD (“BETR-001”) at the upcoming SOBP Conference, being held April 27-29, 2023 at San Diego, California, USA. BETR-001 is a non-hallucinogenic Lysergic Acid Diethylamide (“LSD”) derivative molecule.

Dr. Lewis will present preclinical data showing that BETR-001 promoted active stress-coping behaviours, and reverses depression and anxiety-like behaviours, in chronically stressed and stress-naïve mouse models. The positive behavioural effects of BETR-001 correlated with improved spine density (increased neuroplasticity) in the prefrontal cortex of these mice. Furthermore, the mechanism of BETR-001-mediated effects were shown to be driven by the serotonin 5-HT2A receptor in these preclinical models. The presentation abstract is published in the May 1, 2023 edition of the journal of Biological Psychiatry.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are very excited about these preclinical data confirming our position that BETR-001 is a unique LSD derivative with activity in depressive and anxiety disorders without the burden of being hallucinogenic. BETR-001 is not a controlled substance and will not have all the special restrictions and requirements needed for psychedelics, such as administration only in specialized clinics under special treatment protocols and restricted manufacturing and distribution, all of which impact patient access and lead to high treatment costs. Additionally, BETR-001 is protected by BetterLife’s composition, method-of-use, synthesis, and formulation patents (issued & provisional).” He further added, “BETR-001 IND-enabling studies are ongoing, and we will file its IND and begin human trials as soon as these are completed.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be potentially self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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